40-33


FRANKLIN TEMPLETON INVESTMENTS

811-02781
Branch 18

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL


SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C.
185
SECTION

September 13, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: **Parise v. Templeton Funds Inc., et al., Seventh Circuit Appellate Court No. 05-3586**

PROCESSED
SEP 29 2005
THOMSON FINANCIAL

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Notice of Appeal
2. Notice of Docketing Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.


05064653

Sincerely,



Aliya S. Gordon
Associate Corporate Counsel

Encls.

27080-1



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL


SEC MAIL PROCESSING
RECEIVED
SEP 2005
WASH. D.C.
SEC

September 13, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Parise v. Templeton Funds Inc., et al., Seventh Circuit Appellate Court No. 05-3586

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Notice of Appeal
2. Notice of Docketing Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

27080-1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

Joseph Parise, Jr., as Trustee of the Icon Mechanical Construction and Engineering 401k Retirement Savings Plan, individually and on behalf of all others similarly situated,	)
Plaintiffs,	)
vs.	) No. 3:05-CV-00300-GPM
Templeton Funds, Inc. and Templeton Global Advisors, Ltd.,	)
Defendants.	)

NOTICE OF APPEAL

Notice is hereby given that Joseph Parise, Jr., plaintiff in the above named case, hereby appeals to the United States Court of Appeals for the Seventh Circuit from the final judgment entered on the 25th day of August, 2005.

By: s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 621-4012
Facsimile: (314) 621-2586

Attorney for Plaintiffs and the Class

Anthony Zaccaria

From: <ilsd_nef@ilsd.uscourts.gov>
To: <ilsd_nef@ilsd.uscourts.gov>
Sent: Monday, August 29, 2005 4:09 PM
Subject: Activity in Case 3:05-cv-00300-GPM Parise v. Templeton Funds Inc et al "USCA Appeal Fees"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

Southern District of Illinois

Notice of Electronic Filing

The following transaction was received from trb, entered on 8/29/2005 at 3:09 PM CDT and filed on 8/29/2005
Case Name: Parise v. Templeton Funds Inc et al
Case Number: 3:05-cv-300
Filer:
WARNING: CASE CLOSED on 08/25/2005
Document Number: 25

Docket Text:
USCA Appeal Fees received $ 255.00 receipt number 300 107051 re [24] Notice of Appeal filed by Joseph Parise, Jr. (trb)

The following document(s) are associated with this transaction:

3:05-cv-300 Notice will be electronically mailed to:

Francis J. Balint , Jr fbalint@bffb.com

Eugene Y Barash ebarash@koreintillery.com

Glenn E. Davis gdavis@armstrongteasdale.com

Andrew S. Friedman afriedman@bffb.com, rcreech@bffb.com

Frank N. Gundlach fgundlach@armstrongteasdale.com, jliberty@armstrongteasdale.com

Martin I. Kaminsky mikaminsky@pollacklawfirm.com

Robert L. King robertlking@charter.net

Edward T. McDermott etmcdermott@pollacklawfirm.com

Daniel A. Pollack da! pollack@pollacklawfirm.com

Stephen M. Tillery stillery@koreintillery.com

Lisa M. Wood lwood@armstrongteasdale.com

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

750 Missouri Avenue
P. O. Box 249
East St. Louis, Illinois 62202
(618) 482-9371

Norbert G. Jaworski
Clerk of Court

301 West Main
Benton, Illinois 62812
(618) 439-7760

Reply to:
East St. Louis

August 30, 2005

Re: Parise vs. Templeton Funds Inc.
05-300 GPM

The attached copy of the Notice of Appeal is being mailed/or noticed by electronic filing to all parties pursuant to F.R.A.P. 3(d). The record on this appeal is due to be prepared on or before **09/12/05**.

For your convenience, a copy of Rule 10 of the United States Court of Appeal for the Seventh Circuit is attached to this letter.

Circuit Rule 10 provides that the entire record minus certain miscellaneous procedural pleadings be forwarded to the Court of Appeals. If any of the automatically excluded items need to be included in the record, counsel has ten (10) days from the filing of the notice of appeal to so inform the Clerk of the district court by **specifying which items are so required and the dates of their filing**. Please respond by e-filing or by mail if pro se to the following office location:



U.S. Clerk's Office
301 West Main Street
Benton, IL 62812
Ph: (618) 439-7760

X

U.S. Clerk's Office
750 Missouri Avenue
P. O. Box 249
East St. Louis, IL 62202
Ph: (618) 482-9371

Counsel must ensure that exhibits to be included in the record which are not in the possession of the District Court Clerk are furnished to the Clerk within ten (10) days after the filing of the Notice of Appeal.

F.R.A.P 10(b) requires that within ten (10) days of the filing of the Notice of Appeal, the appellant order a transcript of such parts of the proceedings not already on file which he deems necessary for the record **from the Court Reporter**. Should appellant order less than the entire transcript, he is required to file and serve on appellee a description of the parts he intends to order. Under such circumstances, appellee has ten (10) days after service within which to order any additional parts of the transcript.

NORBERT G. JAWORSKI
CLERK OF COURT

cc: All Attorneys of Record
Court Reporter

United States Court of Appeals

For the Seventh Circuit

Chicago, Illinois 60604

NOTICE OF DOCKETING APPEAL

Appeal No.: 05-3586 Date: September 7, 2005

TO: Frank N. Gundlach, Esq.
ARMSTRONG TEASDALE
Suie 2600
211 N. Broadway
One Metropolitan Square
St. Louis, MO 63102-2740

Counsel of Record for the following Appellee(s):
(This court's practice is to only list the first five parties per side.)

Templeton Global Advisors Limited

Templeton Funds, Incorporated

Caption:
JOSEPH PARISE, JR., as Trustee of the Icon Mechanical Construction and Engineering 401K Retirement Savings Plan, individually and on behalf of all others similarily situated,
Plaintiff - Appellant

v.

TEMPLETON FUNDS, INCORPORATED and
TEMPLETON GLOBAL ADVISORS LIMITED,
Defendants - Appellees

District Court Information:
No. 05 C 300
Chief Judge G. Patrick Murphy
Southern District of Illinois

Date Notice of Appeal filed in District Court: 8/27/05
Date Appeal docketed in Court of Appeals: 9/6/05

Current Fee Status: pd

Pending Deadlines:

Fee:	
Appellant's Brief:	10/17/05
Docketing Statement:	9/6/05
Transcript Information Sheet:	9/16/05

NOTE: This notice is issued to counsel of record, in furtherance of the revised Circuit Rule 3(d), to provide necessary information regarding this appeal. Please verify this notice for accuracy. Counsel are encouraged to provide a fax and/or e-mail address to the court. If any corrections are necessary, please indicate those corrections on this notice and return it to the Clerk's Office within ten days.
THIS NOTICE SHALL NOT ACT AS A SUBSTITUTE FOR MOTIONS FOR NON-INVOLVEMENT/SUBSTITUTION OF COUNSEL. COUNSEL ARE STILL REQUIRED TO FILE THE APPROPRIATE MOTIONS.
(1229-032897)

United States Court of Appeals
For The Seventh Circuit

NOTICE FOR CIVIL CASES

The docketing of an appeal in this court requires litigants and their counsel to comply with several requirements and rules. This notice will call your attention to certain initial steps that you must take at the outset of the appeal process, but the ***Practitioner's Handbook For Appeals to the United States Court of Appeals for the Seventh Circuit*** should always be consulted to make sure you comply with all rules and court procedures. The full text of the most current versions of the Handbook, the Circuit Rules, the Federal Rules of Appellate Procedure, court forms and checklists are available at www.ca7.uscourts.gov or can be obtained from the clerk's office on request. Rules are periodically revised. Counsel and parties are reminded to always check the most current rules (most recently amended 12/1/01), in particular **Cir. Rule 3(c), Cir. Rule 26.1 and Fed. R. App. P. 26.1, 28, and 32.**

Cir. Rule 26.1 requires that all attorneys for non-governmental parties file a **Disclosure Statement** providing the names of all law firms whose partners or associates have appeared for the party or amicus in the case (including proceedings in the district court) or are expected to appear in this court, as well as the corporate party information required by Fed. R. App. P. 26.1. This statement must be filed within 21 days of docketing the appeal or at the same time that any filing is made in this court, whichever is earlier. The court will not act on any motion or other filing by a party until a disclosure statement is filed. A form for the disclosure statement is attached to this notice and may be used or copied. *Pro se* parties are not obligated to file a disclosure statement.

The appellant must file a separate **Docketing Statement** (which must comply with the provisions of Circuit Rule 28(a)) with the clerk of this court immediately, unless it has already been filed with the notice of appeal in the district court. Cir. Rule 3(c).

Pursuant to Fed. R. App. P. 10(b), the appellant or counsel must order the necessary portions of the transcript (using the form prescribed by Circuit Rule 10(c)) within 10 days after the notice of appeal has been filed, and make satisfactory arrangements with the court reporter for payment of the cost involved.

This Court does not routinely issue scheduling orders in civil appeals. The appellant's brief and required short appendix are due 40 days from the docketing date in this Court regardless of the completeness of the record, unless the Court orders otherwise. Fed. R. App. P. 31(a), Cir. Rule 31(a). Motions for extension of time are not favored and must, if filed, strictly comply with the requirements of Cir. Rule 26. Before filing a brief or appendix, please check carefully to make sure that it is timely and complies with all requirements of the following rules:

1. Fed. R. App. P. 28 & C.R. 28 (contents of briefs)
2. Circuit Rule 28(a) or (b) (jurisdictional statements)
3. Fed. R. App. P. 32(a) & C.R. 32 (form, length & size of type in briefs)
4. Circuit Rule 26.1; Fed. R .App. P. 26.1 (disclosure statement)
5. Circuit Rule 31(b) & (e) (number of briefs required)(digital copy)
6. Fed. R. App. P. 30 & C.R. 30 (appendices)
7. Fed. R. App. P. 25(d) (proof of services)

Counsel/parties are encouraged to check with the clerk's office at **(312)435-5850** if they have any questions. The staff is happy to provide guidance regarding the court's procedures and requirements.

Finally, a settlement conference pursuant to Fed. R. App. P. 33 may be requested. Most fully counseled civil appeals are eligible. Please direct your request, confidentially if you wish, to the Court's Settlement Conference Office at (312)435-6883.

NOTE: FAX FILINGS ARE NOT PERMITTED WITHOUT EXPLICIT PERMISSION FROM THE CLERK'S OFFICE.

rev. 12/01 AK

CIRCUIT RULE 26.1 DISCLOSURE STATEMENT

Appellate Court No: ________________

Short Caption: ____

To enable the judges to determine whether recusal is necessary or appropriate, an attorney for a non-governmental party or amicus curiae, or a private attorney representing a government party, must furnish a disclosure statement providing the following information in compliance with Circuit Rule 26.1 and Fed. R. App. P. 26.1.

The Court prefers that the disclosure statement be filed immediately following docketing; but, the disclosure statement must be filed within 21 days of docketing or upon the filing of a motion, response, petition, or answer in this court, whichever occurs first. Attorneys are required to file an amended statement to reflect any material changes in the required information. The text of the statement must also be included in front of the table of contents of the party's main brief. **Counsel is required to complete the entire statement and to use N/A for any information that is not applicable if this form is used.**

(1) The full name of every party that the attorney represents in the case (if the party is a corporation, you must provide the corporate disclosure information required by Fed. R. App. P 26.1 by completing item #3):

____

____

____

(2) The names of all law firms whose partners or associates have appeared for the party in the case (including proceedings in the district court or before an administrative agency) or are expected to appear for the party in this court:

____

____

____

(3) If the party or amicus is a corporation:

i) Identify all its parent corporations, if any; and

____

ii) list any publicly held company that owns 10% or more of the party's or amicus' stock:

____

Attorney's Signature: ________________________________ Date: ________________

Attorney's Printed Name: ____

Please indicate if you are *Counsel of Record* for the above listed parties pursuant to Circuit Rule 3(d). **Yes** _____ **No** _____

Address: ____

____

Phone Number: ________________________ Fax Number: ________________________

E-Mail Address: ____

rev. 11/01 AK



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL


SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH. D.C. 185 SECTION

September 13, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: **Kwiatkowski v. Templeton Growth Fund Inc., et al., Seventh Circuit Appellate Court No. 05-3558**

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Notice of Appeal
2. Notice of Docketing Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL


SEC MAIL PROCESSING
RECEIVED
SEP 1 9 2005
WASH, D.C.
185
SECTION

September 13, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: **Kwiatkowski v. Templeton Growth Fund Inc., et al., Seventh Circuit Appellate Court No. 05-3558**

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Notice of Appeal
2. Notice of Docketing Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

27080-1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

VINCE KWIATKOWSKI, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	No. 3:05-CV-00299-GPM
TEMPLETON GROWTH FUND, INC. and TEMPLETON GLOBAL ADVISORS LIMITED,	)	
Defendants.	)	

NOTICE OF APPEAL

Notice is hereby given that Vince Kwiatkowski, plaintiff in the above named case, hereby appeals to the United States Court of Appeals for the Seventh Circuit from the final judgment entered on the 25th day of August, 2005.

By: s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 621-4012
Facsimile: (314) 621-2586

Attorney for Plaintiffs and the Class

CERTIFICATE OF SERVICE

The undersigned certifies that service of the foregoing document was made by means of the Notice of Electronic Filing on August 27, 2005 to the following counsel of record:

Glenn E. Davis
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
gdavis@armstrongteasdale.com

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
dapollack@pollacklawfirm.com

Raymond R. Fournie
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
rfournie@armstrongteasdale.com

Jacqueline P. Ulin
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
julin@armstrongteasdale.com

Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
mikaminsky@pollacklawfirm.com

Lisa M. Wood
Armstrong Teasdale
One Metropolitan Square
211 North Broadway, Suite 2600
St. Louis, MO 63102-2740
lwood@armstrongteasdale.com

Edward T. McDermott
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
etmcdermott@pollacklawfirm.com

Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036-8295
212-575-4700
azaccaria@pollacklawfirm.com

s/Robert L. King
ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 621-4012
Facsimile: (314) 621-2586

Anthony Zaccaria

From: <ilsd_nef@ilsd.uscourts.gov>
To: <ilsd_nef@ilsd.uscourts.gov>
Sent: Tuesday, August 30, 2005 12:32 PM
Subject: Activity in Case 3:05-cv-00299-GPM Kwiatkowski v. Templeton Growth Fund Inc et al "Transmission of Short Record to USCA"

*****NOTE TO PUBLIC ACCESS USERS*** You may view the filed documents once without charge. To avoid later charges, download a copy of each document during this first viewing.**

U.S. District Court

Southern District of Illinois

Notice of Electronic Filing

The following transaction was received from jmp, entered on 8/30/2005 at 11:32 AM CDT and filed on 8/30/2005
Case Name: Kwiatkowski v. Templeton Growth Fund Inc et al
Case Number: 3:05-cv-299
Filer:
WARNING: CASE CLOSED on 08/25/2005
Document Number:

Docket Text:
Transmission of Short Record to US Court of Appeals re [27] Notice of Appeal. Appeal Record due to be prepared by 9/13/2005. (jmp)

The following document(s) are associated with this transaction:

3:05-cv-299 Notice will be electronically mailed to:

Francis J. Balint , Jr fbalint@bffb.com

Eugene Y Barash ebarash@koreintillery.com

Glenn E. Davis gdavis@armstrongteasdale.com

Raymond R. Fournie rfournie@armstrongteasdale.com,

Andrew S. Friedman afriedman@bffb.com, rcreech@bffb.com

Martin I. Kaminsky mikaminsky@pollacklawfirm.com

Robert L. King robertlking@charter.net

Edward T. McDermott etmcdermott@pollacklawfirm.com

Daniel A. Pollack dapollack@pollacklawfirm.com
Stephen M. Tillery stillery@koreintillery.com

Jacqueline P. Ulin julin@armstrongteasdale.com

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS

750 Missouri Avenue
P. O. Box 249
East St. Louis, Illinois 62202
(618) 482-9371

Norbert G. Jaworski
Clerk of Court

301 West Main
Benton, Illinois 62812
(618) 439-7760

Reply to:
East St. Louis

August 30, 2005

Re: Kwiatkowski vs. Templeton
05-299 GPM

The attached copy of the Notice of Appeal is being mailed/or noticed by electronic filing to all parties pursuant to F.R.A.P. 3(d). The record on this appeal is due to be prepared on or before **09/12/05.**

For your convenience, a copy of Rule 10 of the United States Court of Appeal for the Seventh Circuit is attached to this letter.

Circuit Rule 10 provides that the entire record minus certain miscellaneous procedural pleadings be forwarded to the Court of Appeals. If any of the automatically excluded items need to be included in the record, counsel has ten (10) days from the filing of the notice of appeal to so inform the Clerk of the district court by **specifying which items are so required and the dates of their filing**. Please respond by e-filing or by mail if pro se to the following office location:



U.S. Clerk's Office
301 West Main Street
Benton, IL 62812
Ph: (618) 439-7760

X

U.S. Clerk's Office
750 Missouri Avenue
P. O. Box 249
East St. Louis, IL 62202
Ph: (618) 482-9371

Counsel must ensure that exhibits to be included in the record which are not in the possession of the District Court Clerk are furnished to the Clerk within ten (10) days after the filing of the Notice of Appeal.

F.R.A.P 10(b) requires that within ten (10) days of the filing of the Notice of Appeal, the appellant order a transcript of such parts of the proceedings not already on file which he deems necessary for the record **from the Court Reporter**. Should appellant order less than the entire transcript, he is required to file and serve on appellee a description of the parts he intends to order. Under such circumstances, appellee has ten (10) days after service within which to order any additional parts of the transcript.

NORBERT G. JAWORSKI
CLERK OF COURT

cc: All Attorneys of Record
Court Reporter

AP-2
(7/2004)

UNITED STATES COURT OF APPEALS

SEVENTH CIRCUIT

GINO J. AGNELLO
CLERK

219 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60604

TELEPHONE
(312) 435-5850

RECEIVED
SEP 06 2005
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

TO: District Court Clerk's Office

RE: Notice of Docketing

The below captioned appeal has been docketed in the United States Court of Appeals for the Seventh Circuit:

Appellate Court No.: 05-3558 Docketed on: 8/31/05
Short Caption: Kwiatkowski, Vince v. Templeton Growth
District Court Judge: G. Patrick Murphy
District Court No.: 05 C 299

If you have any questions regarding this appeal, please call this office.

(1003-012490)

Robert L. King robertlking@charter.net

Edward T. McDermott etmcdermott@pollacklawfirm.com

Daniel A. Pollack dapollack@pollacklawfirm.com
Stephen M. Tillery stillery@koreintillery.com

Jacqueline P. Ulin julin@armstrongteasdale.com

Lisa M. Wood lwood@armstrongteasdale.com

Anthony Zaccaria azaccaria@pollacklawfirm.com

George A. Zelcs gzelcs@koreintillery.com

3:05-cv-299 Notice will be delivered by other means to:



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL


SEC MAIL PROCESSING
RECEIVED
SEP 19 2005
WASH, D.C.
185
SECTION

September 13, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Woodbury v. Templeton Global Smaller Companies Fund, Inc., et al., Seventh Circuit Appellate Court No. 05-3559

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Notice of Appeal
2. Notice of Docketing Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

September 13, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

: **Woodbury v. Templeton Global Smaller Companies Fund, Inc., et al., Seventh Circuit Appellate Court No. 05-3559**

dies and Gentlemen:

ursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following ıdditional documents related to the above-mentioned action, which we previously reported to your office:

1. Notice of Appeal
2. Notice of Docketing Appeal

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

27080-1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS
(EAST ST. LOUIS, ILLINOIS)

EDMUND WOODBURY, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	
vs.	)	No. 3:05-CV-00301-GPM
TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC., a corporation, and TEMPLETON INVESTMENT COUNSEL, LLC,	)	
Defendants.	)	

NOTICE OF APPEAL

Notice is hereby given that Edmund Woodbury, plaintiff in the above named case, hereby appeals to the United States Court of Appeals for the Seventh Circuit from the final judgment entered on the 25th day of August, 2005.

By: s/Robert L. King

ROBERT L. KING
701 Market Street, Suite 350
St. Louis, Missouri 63101
Telephone: (314) 621-4012
Facsimile: (314) 621-2586

Attorney for Plaintiffs and the Class

UNITED STATES COURT OF APPEALS

SEVENTH CIRCUIT

GINO J. AGNELLO
CLERK

219 SOUTH DEARBORN STREET
CHICAGO, ILLINOIS 60604

TELEPHONE
(312) 435-5850

FILED
SEP 06 2005
CLERK, U.S. DISTRICT COURT
SOUTHERN DISTRICT OF ILLINOIS
EAST ST. LOUIS OFFICE

TO: District Court Clerk's Office

RE: Notice of Docketing

The below captioned appeal has been docketed in the United States Court of Appeals for the Seventh Circuit:

Appellate Court No.: 05-3559 Docketed on: 8/31/05
Short Caption: Woodbury, Edmund v. Templeton Smaller
District Court Judge: G. Patrick Murphy
District Court No.: 05 C 301

If you have any questions regarding this appeal, please call this office.

(1003-012490)


FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

September 13, 2005


SEC MAIL PROCESSING
RECEIVED
SEP 1 9 2005
WASH, D.C.
185
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: **Bradfisch v. Templeton Funds, Inc., et al., Seventh Circuit Appellate Court No. 05-3390**
Kwiatkowski, Woodbury and Parise, Jr., v. Templeton Growth Fund, Inc. and Templeton Global Advisors Ltd., Seventh Circuit Appellate Court Nos. 05-3558, 05-3559 and 05-3586

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional document related to the above-mentioned actions, all of which we previously reported to your office:

Order Consolidating Appeals

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.



FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

September 13, 2005


SEC MAIL
RECEIV
SEP
185

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Vashington, DC 20549

: **Bradfisch v. Templeton Funds, Inc., et al., Seventh Circuit Appellate Court No. 05-3390**
Kwiatkowski, Woodbury and Parise, Jr., v. Templeton Growth Fund, Inc. and Templeton Global Advisors Ltd., Seventh Circuit Appellate Court Nos. 05-3558, 05-3559 and 05-3586

.adies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional document related to the above-mentioned actions, all of which we previously reported to your office:

Order Consolidating Appeals

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

27080-1

United States Court of Appeals

For the Seventh Circuit
Chicago, Illinois 60604

September 8, 2005

By the Court:

ROBERT POTTER, EDNA GRENCH and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, Plaintiffs-Appellants, No. 05-2895 v. JANUS INVESTMENT FUND, JANUS CAPITAL MANAGEMENT LLC, SCUDDER INTERNATIONAL FUND, INC., et al., Defendants-Appellees.	Appeal from the United States District Court for the Southern District of Illinois. No. 03 C 692 David R. Herndon, Judge.
STEVE DUDLEY and BETH DUDLEY, individually and on behalf of all others similarly situated, Plaintiffs-Appellants, Nos. 05-2896 and 05-2911 v. PUTNAM INTERNATIONAL EQUITY FUND and PUTNAM INVESTMENT MANAGEMENT, LLC, Defendants-Appellees.	Appeals from the United States District Court for the Southern District of Illinois. Nos. 03 C 852 03 C 853 G. Patrick Murphy, Chief Judge.
GARY VOGELER, Plaintiff-Appellant, No. 05-2912 v. COLUMBIA WANGER ASSET MANAGEMENT L.P. and COLUMBIA ACORN TRUST, Defendants-Appellees.	Appeal from the United States District Court for the Southern District of Illinois. No. 03 C 843 David R. Herndon, Judge.

- over -

<table>
<tr><td>AVERY JACKSON,
Plaintiff-Appellant,

No. 05-2981 v.

VAN KAMPEN SERIES FUND, INC. and VAN KAMPEN INVESTMENT ADVISORY CORPORATION,
Defendants-Appellees.</td><td>Appeal from the United States District Court for the Southern District of Illinois.

No. 04 C 56

David R. Herndon,
Judge.</td></tr>
<tr><td>TERRY SPURGEON, as Custodian for the Benefit of James E. Spurgeon, individually and on behalf of all others similarly situated,
Plaintiff-Appellant,

No. 05-3011 v.

PACIFIC LIFE INSURANCE COMPANY,
Defendant-Appellee.</td><td>Appeal from the United States District Court for the Southern District of Illinois.

No. 04 C 355

Michael J. Reagan,
Judge.</td></tr>
<tr><td>CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated,
Plaintiffs-Appellants,

No. 05-3389 v.

PUTNAM FUNDS TRUST, a Business Trust, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, a Business Trust, et al.,
Defendants-Appellees.</td><td>Appeal from the United States District Court for the Southern District of Illinois.

No. 03 C 691

David R. Herndon,
Judge.</td></tr>
<tr><td>DONALD BRADFISCH, individually and on behalf of all others similarly situated,
Plaintiff-Appellant,

No. 05-3390 v.

TEMPLETON FUNDS, INC, and TEMPLETON GLOBAL ADVISORS LIMITED,
Defendants-Appellees.</td><td>Appeal from the United States District Court for the Southern District of Illinois.

No. 05 C 298

Michael J. Reagan,
Judge.</td></tr>
</table>

T. K. PARTHASARATHY, EDMUND WOODBURY, STUART A. SMITH, et al., Plaintiffs-Appellants,	Appeals from the United States District Court for the Southern District of Illinois.
Nos. 05-3548 and 05-3585 v.	Nos. 03 C 673, 05 C 302
T ROWE PRICE INTERNATIONAL FUNDS INC., a corporation, T ROWE PRICE INTERNATIONAL INC., ARTISAN FUNDS, INC., a corporation, et al., Defendants-Appellees.	David R. Herndon, Judge.
VINCE KWIATKOWSKI, EDMUND WOODBURY and JOSEPH PARISE, JR., Plaintiffs-Appellants,	Appeals from the United States District Court for the Southern District of Illinois.
Nos. 05-3558, 05-3559 and 05-3586 v.	Nos. 05 C 299, 05 C 300, 05 C 301
TEMPLETON GROWTH FUND INC. and TEMPLETON GLOBAL ADVISORS LIMITED, Defendants-Appellees.	G. Patrick Murphy, Chief Judge.

ORDER

The court, on its own motion, orders that these appeals are CONSOLIDATED for purposes of briefing and disposition.

The briefing is SUSPENDED pursuant to the court's order of August 16, 2005.

7191 Lakeview Drive East
Mobile, AL 36695-3331

September 11, 2005

Phone: 251-343-6923
(cell) 251-610-6157

e-mail:


SEC MAIL
RECEIVED
PROCESSING
SEP 2005
WASH, D.C.
185
SEC

Richard T. Clark, President and CEO
Merck & Co., Inc.
One Merck Drive
PO Box 100
Whitehouse Station, NJ 08889-0100

Sir:

I think you will be gratified to know about my presence at the VIOXX trial in Angleton. I guess it was a misunderstanding, but a court officer directed me to a courtroom on the second floor. It was soon obvious this was no place for me to distribute copies of my book. One and all told me to go to the third floor just above the courtroom which I had just entered. I had a choice of seating, but my interest was to tell one and all the true Merck story. Unfortunately, most people had a decided negative idea about Merck, so I really had to do no proselytizing. W. Mark Lanier and Alex Berenson later got copies of my book – as did the WSJ correspondent. If tid-bits gathered from talk (not directed to me) were an omen of the outcome, I knew Merck did not have a chance. That little expedition encouraged me to decide to visit each and every state or federal VIOXX trial. It is good for one's soul to see how arrogance (some call it hubris, but it is not the same) is returned in full. I also see some hope for a future in which Merck might be less prideful, less arrogant and less hubristic

That brings me to the reason for this letter. In 1977 I forwarded a petition to Merck & Co., Inc. in which I asked that – in the presence of the stockholders in annual meeting assembled – my petition about Merck's actions in the Saint Barnabas Massacre of 1971 be presented.Though the resolution was legally correct and mailed within the mailing dates, the company declared it was received too late to be accepted. John Horan asked the Securities and Exchange Commission (the SEC) if Merck could deny my resolution. The SEC – true to its servile and sycophantic role in upholding anything BIG MONEY asks for -- agreed. This is all in Merck's (and my records). Isn't it interesting that for tax returns, etc. the US government accepts the post marked date – not the date of receipt which can easily be manipulated. Yes! Manipulated. John Horan's letter denying the petition had that tone of "we beat you again, loser!"

Now, I am asking you to give me, ahead of time, the date of the annual meeting (when, where, etc.). I will resubmit the 1977 resolution along with additional resolutions, all

relating to the imbroglio (a steady mass of miscalculations going back to the Saint Barnabas Massacre and now the VIOXX situation) where a "public be damned" approach took place. This will cover the inexcusable expungement of U S Government records to conceal seven deaths of thirteen patients which Merck admitted to the FDA. It will also cover the hard to explain treatment of Charles Leighton and his descent into the stews of Southeast Asia from which he returned with his death warrant. After all, Dr Leighton was the driving force behind the lunatic idea that Cyclobenzaprine would bring the near dead back to normal health after one 10 mg tablet. Such information in my resolution might even shake the docile crowd of shareholders who still believe in the intellectual pursuit of curative agents.
And then I would ask why the person who tried to stop Leighton's insanity was the one punished while he was so richly rewarded. Was it the Harvard class ring or pedophilia run rampant?

As with the 1977 resolution, I shall have a receipt from the US Postal Service. Any delay once it is received at Merck will have to be explained in full.

The next VIOXX trial will be in Trenton. That is just a short trip from my Pennsylvania home. I shall have extra copies of my book about Merck printed for giveaways.

Thank you,



Richard Ross Rebert

Securities and Exchange Commission
Food and Drug Administration
The New York Times (Bill Keller/A.Berenson)
The New York Stock Exchange
The Department of Justice (Merck Investigation)


AIM
INVESTMENTS


SEC MAIL PROCESSING
RECEIVED
SEP 14 2005
WASH, D.C. 209 SECTION

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

September 9, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Defendants' Reply Brief in Support of Motion for Extension of Time** and **Order** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al*, *Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION


SEC MAIL
PROCESSING
RECEIVED
SEP 14 2005
WASH. D.C.
209
SECTION

DOLORES BERDAT, et al., Plaintiffs, v. INVESCO FUNDS GROUP, INC., et al., Defendants.	§	Civil Action No. 04-CV-2555
FERNANDO PAPIA, et al., Plaintiffs, v. A I M ADVISORS, INC. et al., Defendants.	§	
RONALD KONDRACKI, Plaintiff, v. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC., Defendants.	§	Judge Keith P. Ellison

DEFENDANTS' REPLY BRIEF IN SUPPORT OF
MOTION FOR EXTENSION OF TIME

1. Defendants have essentially requested a mere eleven-day extension to September 30 due to pre-scheduled vacations and immediate professional obligations.

2. Plaintiffs seek leave to file an amended complaint that would (1) add new plaintiffs, (2) add new claims on behalf of two new funds, (3) bypass a year-long standing defect by substituting a new plaintiff in the place of another, and (4) consolidate all pleadings into a single consolidated complaint (purportedly for pre-trial purposes only).

3. Plaintiffs incorrectly assert that these are insignificant changes, that the new claims are "identical in substance to those already alleged" and that "leave to make these amendments already has been granted (at Defendants' insistence)." None of those assertions is true. As the Court is aware, no leave has been granted for Plaintiffs to "amend" their complaints to add new parties and claims in the manner they have proposed. *See* Court's Memorandum and Order dated July 28, 2005.[1]

4. By their proposed amended complaint, Plaintiffs seek to saddle this litigation with entirely new claims on behalf of new funds through new plaintiffs (in the face of Plaintiffs' own ambitious schedule with respect to the claims already asserted in these lawsuits). Such amendments, if allowed, not only would add parties, claims, and evidence, but would further complicate the already complex nature of these actions.

5. For example, under §36(b)(3) of the Investment Company Act, the recovery period is expressly limited to the one-year period before the institution of the claim. Thus, the proposed claims for the two new funds and the Constellation Fund would cover the one year before the filing of the proposed amended complaint in 2005 while the claims first asserted in the original *Papia* and *Berdat* complaints would cover the one year before the filing of those complaints on April 29, 2004. That difference

[1] Moreover, the Court held that "Plaintiffs will be allowed until August 22, 2005 to file Amended Complaints" – not a single consolidated complaint with new claims for new funds.

alone seems to provide a basis for ruling that the proposed joinder of those new claims to this action fails to satisfy Rule 20(a)'s requirement that joined claims arise out of the "same transaction or occurrence or series of transactions or occurrences." (emphasis supplied)[2] Defendants' request for a brief extension is designed to obtain sufficient time to enable them to develop this and other points more thoroughly in papers opposing the motion seeking leave to file the amended complaint proposed by Plaintiffs.

6. Notably, Plaintiffs do not claim that the granting of this brief extension of time to respond will prejudice them, other than to argue vaguely that "Defendants' motion for an extension will further delay progress in this litigation." That Plaintiffs have waited nearly 16 months since the original filing of these lawsuits to seek leave to add new claims on behalf of new funds is no reason to oppose Defendants' request for a brief extension of time.

7. Likewise, counsel for Plaintiffs agreed, months ago, to provide Defendants with confirmation that each plaintiff has standing to assert claims on behalf of each fund named in the Complaints. Despite repeated follow-up requests, Plaintiffs failed to provide any such confirmation. Plaintiffs now admit that they have had no standing to pursue claims on behalf of the Constellation Fund for nearly 12 months -- after they compelled Defendants to expend substantial money and time in producing documents related to that fund and to more than 20 other funds during that time period (the majority of which they have now dropped). That Plaintiffs have chosen to wait nearly a year

[2] In their reply papers successfully opposing the motion to consolidate *Papia* and *Berdat* with the *Beasley* action, the *Papia* and *Berdat* plaintiffs properly argued that the fact that their two actions covered a period different from the period covered by the claims in *Beasley* required the denial of the motion for consolidation. (Doc. # 57 at 10). That line of reasoning by Plaintiffs would support denial of their own current motion.

before attempting to address their fatal standing defects is no reason to oppose Defendants' request for a brief eleven-day extension of time.

WHEREFORE, Defendants respectfully request that their Motion for a brief extension of time be granted.

Respectfully submitted,

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

By 
Michael K. Oldham
TBA #00798405
S.D. Tex. #21486
Gibbs & Bruns, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

Charles S. Kelley
TBA No. 11199580
S.D. Tex. #14344
Mayer, Brown, Roe & Maw LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834
Attorneys for Defendants

CERTIFICATE OF SERVICE

I hereby certify that on September 7, 2005, true and correct copies were served upon the following counsel of record via facsimile :

* **Defendants' Reply Brief in Support of Motion for Extension of Time.**

Gretchen F. Cappio
Michael D. Woerner
Lynn Lincoln Sarko
Tana Lin
Keller Rohrback LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

Robin L. Harrison
Campbell Harrison, LLP
909 Fannin, Suite 400
Houston, TX 77010

By: 
Michael K. Oldham


SEC MAIL PROCESSING
RECEIVED
SEP 14 2005
WASH, D.C. 209 SECTION

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, *et al*,	§	
	§	
Plaintiff,	§	
VS.	§	CIVIL ACTION NO. H-04-2555
	§	
INVESCO FUNDS GROUP INC, *et al*,	§	
	§	
Defendant.	§	

ORDER

The parties are hereby notified that a TELEPHONIC hearing is scheduled for **September 14, 2005 at 2:30 p.m.**. Parties may participate by telephone by calling the Court's conference dial-in number at (713) 250-5040. Parties should be prepared to discuss Plaintiffs' Motion for Expedited Consideration of Defendants' Motion for Extension of Time.

IT IS SO ORDERED.

SIGNED this 8th day of September, 2005.

Keith P. Ellison
United States District Judge

TO INSURE PROPER NOTICE, EACH PARTY WHO RECEIVES THIS ORDER SHALL FORWARD A COPY OF IT TO EVERY OTHER PARTY AND AFFECTED NON-PARTY EVEN THOUGH THEY MAY HAVE BEEN SENT ONE BY THE COURT.